November 21, 2011

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

(202) 551-3489 (Tel)

(703) 813-6982 (Fax)

Re:

Kiska Metals Corporation (the “Corporation”)

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Response Letter Dated February 3, 2011

Form 20-F/A For Fiscal Year Ended December 31, 2010

Filed May 23, 2011

Response Letter Dated June 10, 2011

File No. 000-31100

Dear Mr. Skinner:

Set forth below are the Corporation’s responses to the comments (“Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s October 7, 2011 letter to the Corporation. For ease of reference, each of the Corporation’s responses is preceded by the corresponding Staff Comment (in italics) to which it relates.

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Report of Independent Registered Chartered Accountants, page 91

1.

We note the audit report you provided from McGovern, Hurley, Cunningham, LLP in response to our prior comment number three from our letter dated April 26, 2011 does not state that the audit was also performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please direct this auditor to modify their audit report accordingly.

The Corporation’s Response to Staff Comment Number One:

The Corporation directed McGovern, Hurley, Cunningham, LLP to provide a modified audit report that states that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The Corporation obtained such report and included it within its second amended transition report on Form 20-F/A-2 for the transition period from February 1, 2009 to December 31, 2009, filed on EDGAR on November 21, 2011.

2.

The final paragraph of the audit report you provided from Hay & Watson in response to our prior comment number three from our letter dated April 26, 2011 identifies the reports of other auditors “dated April 17, 2009 and April 23, 2008.” These dates do not correspond to the dates of the other audit reports included in your response. Please obtain an updated report from Hay & Watson that accurately references the dates of the other audit reports.

The Corporation’s Response to Staff Comment Number Two:

The Corporation obtained an updated audit report from Hay & Watson that accurately references the dates of the reports of the other auditors, McGovern, Hurley, Cunningham, LLP and Ernst & Young.  The Corporation included such report within its second amended transition report on Form 20-F/A-2 for the transition period from February 1, 2009 to December 31, 2009, filed on EDGAR on November 21, 2011.

3.

We note your response to prior comment number four from our letter dated April 26, 2011. With respect to the registration of successor issuers, Exchange Act Release No. 9072 (available February 10, 1971) provides that “in lieu of filing a registration statement under Section 12(g), the successor issuer is required to file a report pursuant to Section 13 on Form 8-K with respect to the transaction.” You hypothesize that the filing requirement of Rule 12g-(3)f is not applicable to you as a foreign private issuer merely because you do not file on Form 8-K. Please be advised that foreign private issuers, who do not file Form 8-K, have been permitted to provided such notification on Form 6-K. See, e.g., staff no-action letters to Royal Dutch Shell PLC (May 17, 2005) and Grand Metropolitan Public Limited Company (April 14, 1998). Please file a Form 6-K under the EDGAR form type 8-K12g3 with respect to Kiska’s/Geoinformatics’ succession to Rimfire’s Section 12 registration.

The Corporation’s Response to Staff Comment Number Three:

In response to this comment, the Corporation has furnished a notice on Form 6-K under the EDGAR form type 8-K12g3 on November 21, 2011.

Form 20-F/A for Fiscal Year Ended December 31, 2010, Filed May 27, 2011

4.

We note neither your Form 20-F filed on May 23, 2011 nor the amendments filed on May 27, 2011 included all items and exhibits within one filing and were not accompanied by a certification pursuant to General Instruction B.(e) to Form 20-F. Please file an amended Form 20-F for the fiscal year ended December 31, 2010 that includes all applicable items and exhibits, including certifications, within one filing. Please do not incorporate any items or exhibits from the filings on May 23, 2011 or May 27, 2011 as these filings were not accompanied by certifications pursuant to Rules 13a-14(a) and 13a-14(b) of the Securities Exchange Act of 1934 (i.e., Sarbanes-Oxley Section 302 and Section 906 certifications). Please include an explanatory note in your amendment addressing the reason for your amendment, and ensure the amendment and certifications are currently dated.

The Corporation’s Response to Staff Comment Number Four:

In response to this comment, the Corporation filed a second amended annual report on Form 20-F for the fiscal year ended December 31, 2010 on EDGAR on November 21, 2011. That report includes all applicable items and exhibits, including certifications, within one filing.

Report of Independent Registered Chartered Accountant, page 14

5.

We note your auditor’s report references the report of another auditor for the consolidated statements of operations and comprehensive loss, shareholders equity and cash flows for the year ended December 31, 2008. Please obtain and file an audit report that opines on this period.

The Corporation’s Response to Staff Comment Number Five:

The Corporation obtained the audit report that opines on the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2008 from McGovern, Hurley, Cunningham, LLP. The Corporation included such report within its second amended annual report on Form 20-F/A-2 for the fiscal year ended December 31, 2010, filed on EDGAR on November 21, 2011.

You may contact the Corporation’s Chief Financial Officer Adrian Rothwell at (604) 484-1235, with any questions regarding the Corporation’s responses to the Staff’s Comments. Please contact me at (604) 669-6660 with any other questions.

Yours truly,

KISKA METALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President, Chief Executive Officer and Director